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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                              One Up Corporation
                              ------------------
                               (Name of Issuer)

                         Common Stock, $0.00 par value
                        ------------------------------
                        (Title of Class of Securities)

                                  681965 10 9
                                --------------
                                (CUSIP Number)

        Mr. Robert D. Keyser, Jr.  c/o Atlantis Capital Partners, Inc.,
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            One South Ocean Blvd., Suite 315 Boca Raton, FL  33432
                    --------------------------------------

                                With a copy to:

 Ralph V. De Martino, Esq.  1818 N Street NW, Suite 400 Washington, D.C. 20036
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 13, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert D. Keyser, Jr.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

                                                                    [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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                             7  SOLE VOTING POWER
     NUMBER OF                  2,000 SHARES
      SHARES                ----------------------------------------------------
   BENEFICIALLY              8  SHARED VOTING POWER
    OWNED BY                    0 SHARES
      EACH                  ----------------------------------------------------
    REPORTING                9  SOLE DISPOSITIVE POWER
     PERSON                     2,000 SHARES
      WITH                  ----------------------------------------------------
                            10  SHARED DISPOSITIVE POWER
                                0 SHARES
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,000 SHARES
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .0072%
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14   TYPE OF REPORTING PERSON*
     IN
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ITEM 1.  SECURITY AND ISSUER

      The title of the class of securities to which this filing relates is common stock, par value $.00 per share (the "Shares"), of One Up Corporation, a Florida corporation, (the "Company"). The Company's principal executive office is located at 12801 N. Stemmons Fwy, Suite 710, Farmers Branch, Texas 75234-5881.

ITEM 2.  IDENTITY AND BACKGROUND.

  (a) This statement is filed by Mr. Robert D. Keyser, Jr. (the "undersigned").

  (b) The principal business address of the undersigned is c/o Atlantis Capital Partners, Inc., One South Ocean Boulevard, Suite 315, Boca Raton, FL 33432 .

  (c) The undersigned's principal occupation is President and principal shareholder of Atlantis Capital Partners, Inc.

  (d) During the last five years, the undersigned has not been convicted in a criminal proceeding.

  (e) During the last five years, the undersigned has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) The undersigned is a citizen of the United States.

  The undersigned was the holder of an option to acquire 2,000,000 shares of the Common Stock of the Company (the "Option") granted in favor of Atlantis Capital
Partners, Inc. by Aronowitz RI Family, L.P. Company.   As the holder of the
Option, the undersigned previously filed a Schedule 13D pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), evidencing his beneficial ownership of 7.5% of the Common Stock issued and outstanding of the Company. The Option expired on May 13, 1997 and was not exercised by the undersigned. Consequently, the undersigned is filing this amendment to reflect the beneficial ownership of less than 5% of the Common Stock issued and outstanding of the Company, pursuant to Rule 13d-2(a) of the Exchange Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

      The purpose of this transaction is a decrease in the percentage of the Common Stock beneficially owned by the undersigned, pursuant to Rule 13d-2(a) of the Exchange
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Act. This filing terminates the undersigned's reporting obligation under Rule
13d-1(a) of the Exchange Act.

The undersigned does not have any plans or proposals which would relate to or would result in any of the following:

 (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

 (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the issuer or any of its subsidiaries;

 (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

 (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

 (e) Any material change in the present capitalization or dividend policy of the issuer;

 (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered, closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

 (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

 (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

 (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

 (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

 (a) The undersigned owns 2,000 shares of Common Stock, which constitute .0072% of the 27,782,251 shares of Common Stock issued and outstanding as of November 10, 1997. The number of shares outstanding was obtained from the Company's most recent filing on Form 10-QSB, filed with the SEC on November 20, 1997.

 (b) The undersigned has sole voting and dispositive power with respect to the 2,000 shares of Common Stock that he owns.

 (c) Other than the transaction described in item 2, no transactions in the Company's common stock were effected by the undersigned during the past sixty days.
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER

       Not Applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

       None.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    January 5, 1997
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                                    Date



                                    /s/ Robert D. Keyser, Jr.
                                    ------------------------------------------
                                    Signature

                                    President, Atlantis Capital Partners, Inc.